Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

July 12, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Immediate Report – Filing of Amended Class Action Statement of Claim

Bezeq hereby supplements Section 2.18.1(a) in the chapter describing Bezeq’s business in Bezeq’s annual report for the year ended December 31, 2019 and Bezeq’s immediate report dated December 1, 2019 (reference no. 2019-01-117754)

In those prior reports, Bezeq reported that the court had ruled regarding Bezeq’s motion for a re-hearing concerning the decision to approve a motion to certify a class action lawsuit filed against Bezeq and its past and present officers. The class action lawsuit had alleged that losses were caused to Bezeq’s shareholders as a result of Bezeq’s failure to report to the Tel Aviv Stock Exchange and due to the concealment of material information from the investing public regarding the reduction of Bezeq’s interconnect fee and regarding wholesale market reform.

On July 12, 2020, following the above-mentioned ruling, the plaintiffs filed an amended statement of claim.

The amended statement of claim, among other things, omitted the allegation concerning concealment of the reduction of Bezeq’s interconnect fee and narrowed the scope of the claim regarding wholesale market reform, following the court's ruling regarding the re-hearing.

In addition, the amended statement of claim reduced the total amount of the claim to an estimated NIS 687 million— instead of a total amount of NIS 2 billion based on the “monetary loss” method, or alternatively, NIS 1.1 billion based on the “approximate monetary loss,” as described in the statement of claim. It should be noted that the amended statement of claim did not include an economic opinion.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.